COMMAND SECURITY CORPORATION
REPORTS FINANCIAL RESULTS FOR THE THREE MONTHS AND FISCAL YEAR ENDED MARCH 31, 2018

Herndon, VA***June 11, 2018***Command Security Corporation (NYSE American: MOC) (the “Company,” “we” or “us”) today reported its financial results for the three months and fiscal year ended March 31, 2018.

Highlights for the quarter include the following:

●	Total revenues increased by 13.4% to $46.2 million compared to $40.8 million in the same quarter of the prior year.
●	Gross profit increased by 6.4% to $4.1 million, or 8.9% of revenues compared to 9.5% of revenues in the prior year.
●	Selling, general and administrative (“SG&A”) costs were 10.0% of revenues, or $4.6 million, compared to 11.9% of revenues, or $4.8 million, in the prior year.
●	Operating loss was $558,032, or 1.2% of revenues, compared to a loss of $871,666, or 2.1% of revenues, in the prior year.
●	The income tax benefit decreased from $369,000 to $67,000.

Highlights for the year include the following:

●	Total revenues increased by 15.9% to $188.0 million compared to $162.2 million in the prior year.
●	Gross profit increased by $1.9 million to $20.2 million, or 10.7% of revenues, compared to $18.3 million (11.3% of revenues) in the prior year.
●	SG&A costs were 9.9% of revenues, or $18.7 million, compared to 11.3% of revenues, or $18.3 million, in the prior year.
●	Operating income was $1.5 million, or 0.8% of revenues, compared to $0.1 million, or 0.1% of revenues, in the prior year.
●	The income tax provision includes a $1.55 million charge related to the revaluation of our net deferred tax assets as a result of the Tax Cuts and Jobs Act of 2017. Excluding this charge, the income tax provision increased by $0.41 million to $0.36 million.

The revenue growth in the quarter and fiscal year ended March 31, 2018 compared to the same quarter of the prior year and the prior fiscal year, respectively, were primarily driven by the addition of security services in June and July of 2017 for a large on-line retailer, its web services division, and the commencement of security services for the United States Postal Service (“USPS”) in June 2016, partly offset by reductions in revenues from a major transportation company following the Company’s decision to terminate services for this customer. The impact on operating income from the approximate $5.3 million decline in revenues for the quarter and $11.9 million for the year from this large transportation company was substantially offset by reductions in overhead and general and administrative costs related to these revenues.

On May 1, 2018, the Company announced the loss of a portion of its revenues from the above-mentioned large on-line retailer. During the quarter ended March 31, 2018, revenues related to the lost portion of this customer’s business were $9.0 million. For the year ended March 31, 2018, revenues related to such transportation company and the online retailer for which we no longer provide services totaled $43.4 million. The Company has been successful in securing several new business awards, the commencement of which is staggered throughout the first quarter of fiscal year 2019. These awards aggregate approximately $7.0 million of revenue annually.

We have continued to strategically invest in new revenue growth including the announcement to provide security services for the U. S. Department of State in Honduras. We have and will continue to pursue other appropriate new business opportunities in this business line.

The availability of qualified personnel and rising labor costs, including the effects of employee turnover and overtime costs, continued to be the primary area of focus throughout this past fiscal year. The increasing cost of labor, including the effects of both legislated increases in wage rates and the increasing demand for personnel, requires timely and effective methods to recruit personnel, control costs and in some cases, increase pricing. In fiscal year 2018, the Company was successful in maintaining the ratio of direct labor to revenues at a slightly higher rate compared to the prior year. Rising labor costs and availability of qualified personnel will continue to remain a challenge for the Company as well as the entire industry. In total and relative to revenues, all other direct costs of sales in the fiscal year were consistent with the prior year.

During a period of increasing revenues, we have continued to control, and in some cases reduce, workers’ compensation, general liability costs and legal related costs while further leveraging our existing overhead and SG&A cost structure. This has resulted in a reduction of SG&A as a percent of revenues. SG&A as a percent of revenues was 9.9% of revenues in the fiscal year 2018 compared to 11.2% in the prior year. While the Company is aggressively working to reduce general and administrative costs following the recently announced loss of revenues, SG&A expenses as a percent of revenues may increase in the future.

Interest expense in the quarter and fiscal year ended March 31, 2018, increased by approximately $94,000 and $245,000, respectively, as compared to the same periods of the prior year. The increase was due primarily to increased borrowings in support of increased revenues and, to a lesser extent, increased interest rates.

Craig P. Coy, the Company’s CEO said, “Despite the recently announced disappointing loss of work with a major customer, fiscal 2018 was still a good year. We clearly demonstrated our ability to compete for larger contracts and entered the U. S. government international security services space. Our strategy to pursue large contracts with an operational structure customized to customer needs provides the flexibility to scale up or down as necessary with minimal impact to relative amounts of overhead and allows us to further leverage our general and administrative cost structure. Our competitive position remains strong. We have added strategically important new business during the past two months and our pipeline of new business opportunities is as strong as ever. This year will bring new strategic opportunities that we will meet with agility, professionalism and confidence.”

About Command Security Corporation

Command Security Corporation and its Aviation Safeguards division provide uniformed security officers and aviation security services to commercial, financial, industrial, aviation and governmental customers throughout the United States. As our credo states “Securing All You Value,” we safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today. By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns. We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security. Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees. For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by the Company contains forward-looking statements within the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”), and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the SEC. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the SEC.

Company Contact:

N. Paul Brost

Chief Financial Officer

Command Security Corporation

703-464-4735

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Income Statement Highlights	Three Months Ended		Twelve Months Ended
	March 31,		March 31,
	(Unaudited)		(Audited)
	2018	2017	2018	2017

Revenues	$46,226,189	$40,764,522	$187,962,056	$162,179,249
Gross profit	4,101,680	3,853,858	20,161,427	18,268,815
General and administrative	4,606,018	4,834,618	18,700,819	18,299,827
Operating income (loss)	(558,032)	(871,666)	1,538,816	107,535
Equity earnings (loss) in minority investment of unconsolidated affiliate	(17,800)	(25,000)	(141,200)	(82,000)
Impairment of equity method minority investment of unconsolidated affiliate	(372,091)	(2,100,000)	(372,091)	(2,100,000)
Provision for (benefit from) income taxes	(67,000)	(369,000)	1,906,000	(56,000)
Net loss	$(1,062,124)	$(2,714,959)	$(1,431,701)	$(2,324,589)
Net loss per common share:
Basic	$(0.10)	$(0.28)	$(0.14)	$(0.24)
Diluted	$(0.10)	$(0.28)	$(0.14)	$(0.24)
Weighted average number of common shares outstanding:
Basic	10,178,019	9,848,186	9,949,652	9,824,763
Diluted	10,178,019	9,848,186	9,949,652	9,824,763

COMMAND SECURITY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

(AUDITED)

Balance Sheet Highlights	March 31, 2018	March 31, 2017

Cash and cash equivalents	$1,211,915	$1,042,291
Accounts receivable	36,831,394	29,189,233
Total current assets	43,298,154	34,837,686
Total assets	48,288,501	41,779,850
Short-term debt	18,234,089	12,228,679
Total current liabilities	32,509,426	25,530,945
Total liabilities	33,138,508	25,897,268
Stockholders’ equity	15,149,993	15,882,582
Total liabilities and stockholders’ equity	$48,288,501	$41,779,850